Exhibit 99.(a)(12)

BOSTON TRUST WALDEN FUNDS

Re-designation of Series

RESOLVED, that, pursuant to Section 5.11 of the Declaration of Trust, effective February 3, 2020, the Boston Trust Small Cap Fund shall be re-designated as the “Boston Trust Walden Small Cap Fund”.

FURTHER RESOLVED, that the officers of the Trust are authorized to execute, deliver and file any documents, including an amendment to the Trust’s Declaration of Trust, and to take any other actions they deem necessary and appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned have executed this instrument this 15th day of January, 2020.

/s/ Diane E. Armstrong	/s/ Michael M. Van Buskirk
Diane E. Armstrong	Michael M. Van Buskirk

/s/ Elizabeth E. McGeveran	/s/ Lucia Santini
Elizabeth E. McGeveran	Lucia Santini

/s/ Heidi Soumerai
Heidi Soumerai